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                                                                EXHIBIT(a)(5)(4)


[INVITROGEN LOGO]


CONTACT:

Paul Goodson
VP Investor Relations
Invitrogen Corporation
(760) 603-7208


            INVITROGEN ANNOUNCES CLOSE OF SUCCESSFUL INITIAL OFFERING
         PERIOD AND PROVIDES FOR SUBSEQUENT OFFERING PERIOD IN ITS CASH
                         TENDER OFFER FOR INFORMAX, INC.


     SAN DIEGO, CALIFORNIA, NOVEMBER 25, 2002 - Invitrogen Corporation (Nasdaq:
IVGN) announced today that at the expiration of the initial offering period for all outstanding shares of common stock of InforMax, Inc. (Nasdaq: INMX), Invitrogen's wholly owned subsidiary, Babcock, Inc., accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer at the price of $1.36 per share in cash. Based on preliminary information provided by American Stock Transfer & Trust Company, the depositary for the tender offer, prior to the expiration of the initial offering period at midnight, November 22, approximately 26,178,789 shares of InforMax common stock were tendered (including 3,966,855 shares tendered pursuant to procedures for guaranteed delivery) out of approximately 30,469,869 shares currently outstanding, or approximately 85.9% of all outstanding shares.

     Invitrogen also announced that Babcock, Inc. has elected to provide for a subsequent offering period of seven business days, commencing immediately, with a scheduled expiration of 5:00 p.m. New York City time on Wednesday, December 4, 2002. All shares properly tendered during the subsequent offering period will be accepted, and tendering stockholders will receive the same price of $1.36 per share in cash. No shares tendered in the initial offering period or in the subsequent offering period may be withdrawn after tender.

     Shares properly tendered during the subsequent offering period will be immediately and promptly accepted and promptly paid for after such acceptance. Payment for shares tendered during the initial offering period and accepted will be made as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation. None of the conditions of the tender offer that were applicable to the initial offering period will be applicable to the subsequent offering period.

     As previously announced, if Babcock, Inc. acquires, through the initial tender offer and the subsequent offering period, 85% or more of the outstanding shares, under its Merger Agreement with InforMax, Babcock, Inc. has the right to acquire from InforMax that number of shares (at $1.36 per share) which will, when added to the shares previously acquired, give it one share more than 90% of the total outstanding shares of InforMax. That level of ownership would then



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allow Babcock, Inc. to effect a "short-form" merger under Delaware law without action by any other stockholder. If Babcock, Inc. does not acquire the shares necessary to reach the 90% level, it intends to seek approval of a merger by a vote of stockholders held at a duly noticed meeting, where it will be able to approve the merger without the vote of any other stockholder. On the consummation of either a short-form or other merger, each remaining share of InforMax's stock will be converted into the right to receive $1.36 in cash and InforMax will become a wholly owned subsidiary of Invitrogen.


ABOUT INVITROGEN

Invitrogen provides essential technologies to biotechnology and biopharmaceutical researchers and companies worldwide. Invitrogen manufactures and markets a breadth of products for life sciences discovery, development and production. These include research tools in kit form and catalog and custom products and service for corporate, academic and government entities. Invitrogen also engages in technology licensing, research service, large-scale production, and life science technical expertise and support. With operations in more than 20 countries and distributor relationships in 50 more, Invitrogen employs approximately 2,700 people at its worldwide locations.

For more information about Invitrogen Corporation, please visit www.invitrogen.com.

ABOUT INFORMAX

InforMax is a leading provider of a multi-application suite of intuitive, flexible, and affordable data access, analysis, and presentation software designed specifically for the life scientist and the scientific organization. More than 32,000 individual scientists at over 2,100 research organizations worldwide (as of September 30, 2002) have already chosen Vector technology and GenoMax to help speed and simplify their scientific research and deliver faster, more productive results.

Additional information about InforMax and the Vector Family of Products and GenoMax can be found at http://www.Informaxinc.com/.



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